UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Years Ended December 31, 2019 and 2018
OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File Number 1-4949

CUMMINS RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

CUMMINS INC.
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
(Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS INC.

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2019 AND 2018

CUMMINS RETIREMENT AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
 Participants of the Cummins Retirement and
        Savings Plan
Columbus, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2002.

  /s/ BLUE  & CO., LLC
BLUE & CO., LLC
Seymour, Indiana
June 10, 2020

CUMMINS RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2019	2018
ASSETS

Investments - Plan's interest in net assets of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (Note 3)
At fair value:
Cummins Inc. common stock fund	$520,569,511	$474,531,629
Common/Collective trusts	2,231,425,118	1,675,381,530
Registered investment companies	989,515,063	858,283,995
Total at fair value	3,741,509,692	3,008,197,154
At contract value:
Synthetic guaranteed investment contract	343,632,176	289,110,330
Plan's total interest in the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust	4,085,141,868	3,297,307,484

Employer contributions receivable	10,673,913	10,203,222
Notes receivable from participants	57,131,924	53,631,248
Net assets available for benefits	$4,152,947,705	$3,361,141,954

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2019
Additions
Contributions:
Employer	$83,679,567
Employee	185,311,981
Rollovers	7,293,427
Plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income	780,232,765
Interest on notes receivable from participants	2,913,728
Total additions	1,059,431,468

Deductions
Benefits paid to participants	269,822,548
Administrative expenses	3,015,793
Total deductions	272,838,341

Fund transfers with affiliate plans	5,212,624

Net change in net assets available for benefits	791,805,751

Net assets available for benefits, beginning of year	3,361,141,954

Net assets available for benefits, end of year	$4,152,947,705

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Cummins Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company, as well as union employees who have harmonized their benefits with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees.
The trustee for the Master Trust is State Street Corporation (“Trustee”). As union groups that are still part of the Cummins Retirement and Savings Plan for Certain Bargained Employees agree to accept the benefits of the Cummins Retirement and Savings Plan through negotiations and if participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with affiliate plans”.
Contributions
Participants may contribute up to 50 percent of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-four investment options, including the Cummins Inc. Common Stock Fund.
Matching Contributions
The Company matches participant contributions at 100 percent of the first 1 percent of participant’s wages contributed plus 50 percent of the next 5 percent contributed. The matching contribution is made in the form of cash. The entire matching contribution is invested at the participant’s discretion based on the investment options available, including the Cummins Inc. Common Stock Fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.
Vesting
Participants are fully vested in all employee and employer contributions and earnings thereon at all times.
Benefit Payments
Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Notes Receivable from Participants
A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50 percent of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan. Principal and interest is paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, except for the Synthetic Guaranteed Investment Contract (Synthetic GIC). The fully-benefit responsive Synthetic GIC is valued at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses.
The Master Trust's investment in registered investment companies and common stock are valued at the closing price reported on the active market on which the individual securities are traded. The common collective trust funds are valued at net asset value per share (NAV) (or its equivalent) of the funds, which are based on the fair value of the funds' underlying assets.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Allocation of Master Trust Assets and Transactions
The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.
Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Master Trust invests in various securities. Investment securities, including Cummins common stock, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits
Benefit payments are recorded when paid.
Administrative Expenses
Substantially all costs of administering the Plan are paid by the Company. However, a portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05 percent of the participant’s account balance up to a maximum of $5).

Subsequent Events
Effective May 1, 2020, Cummins Inc. adopted certain provisions of The Coronavirus Aid, Relief, and Economic Security (CARES) Act, including permitting special distributions of up to $100,000 and suspending loan repayments for up to twelve months. The impact of this change, if any, is not known as of the report date.
NOTE 3. INVESTMENTS IN MASTER TRUST
The Plan’s investments are held in the Master Trust. The following investments are held by the Master Trust. The Plan's interests in the net assets of the Master Trust are presented in the accompanying financial statements.

	December 31,
	2019	2018
At fair value:
Cummins Inc. Common Stock Fund	$524,715,552	$479,413,684
Common / collective trusts	2,273,080,336	1,713,069,049
Registered investment companies	1,035,932,207	901,721,320
	3,833,728,095	3,094,204,053
At contract value:
Synthetic GIC	400,673,411	349,442,811
Total	$4,234,401,506	$3,443,646,864

Net investment income of the Master Trust for the year ended December 31, 2019 is as follows:

Net realized and unrealized gains and losses on investments	$726,918,780
Interest income	9,755,601
Dividend income	64,326,216
Net investment income	801,000,597

The Master Trust has a Synthetic GIC. A Synthetic GIC, the Stable Value Fund, is a wrap contract paired with an underlying investment or investments, usually a portfolio owned by the Master Trust, of high-quality, intermediate-term, fixed-income common/collective trust funds. The Synthetic GIC’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.
In a Synthetic GIC, the underlying investments are owned by the Synthetic GIC and held in trust for participants. The Synthetic GIC purchases a wrapper contract from financial services institutions. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
In certain circumstances, the amount withdrawn from the Synthetic GIC would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plan were unable to obtain a replacement the Plan could seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
NOTE 4. CUMMINS STOCK FUND
The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash):

	December 31,
	2019	2018
Number of shares	2,932,027	3,555,718
Market	$524,715,552	$475,186,154

NOTE 5. TAX STATUS
The Internal Revenue Service has determined by an opinion letter for the Plan dated October 5, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended subsequent to October 5, 2016, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.
The Plan is subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2016.
NOTE 6. RELATED PARTY TRANSACTIONS
State Street Corporation is the Master Trust trustee and custodian, and certain Master Trust investments are shares of mutual funds or units in the Cummins Inc. Common Stock Fund managed by State Street Global Advisors, Inc. Cummins Inc. is the Plan Sponsor. Transactions with these parties qualify as party-in-interest transactions.
NOTE 7. FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the hierarchy, the Master Trust’s assets measured at fair value on a recurring basis:

	December 31, 2019		December 31, 2018
Master Trust level assets	Fair Value	Level 1	Fair Value	Level 1
Registered investment companies	$1,035,932,207	$1,035,932,207	$901,721,320	$901,721,320
Common stocks	524,715,552	524,715,552	479,413,684	479,413,684
Total assets in the fair value hierarchy	1,560,647,759	$1,560,647,759	1,381,135,004	$1,381,135,004
Common/collective trusts*	2,273,080,336		1,713,069,049
Investments at fair value	$3,833,728,095		$3,094,204,053

* Common/collective trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

 The following table sets forth the investments valued at NAV as of December 31, 2019:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$1,667,613,001	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	384,509,624	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	19,506,171	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	59,678,305	None	Daily	None	None
Royce Total Return Collective Trust Fund	70,144,094	None	Daily	None	7 days
Aristotle Collective Investment Trust Fund	21,471,050	None	Daily	None	5 days
BNY Mellon Walter Scott International Fund	45,529,086	None	Daily	None	None
Short Term Investment Fund	4,629,005	None	Daily	None	None
The following table sets forth the investments valued at NAV as of December 31, 2018:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$1,297,737,289	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	293,230,808	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	14,488,005	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	31,345,477	None	Daily	None	None
Royce Total Return Collective Trust Fund	59,570,972	None	Daily	None	7 days
Aristotle Collective Investment Trust Fund	16,696,498	None	Daily	None	5 days

NOTE 8. RECENTLY ISSUED AND RECENTLY ADOPTED ACCOUNTING STANDARDS
During 2019, the Plan adopted Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820). This new guidance adds, removes, and modifies disclosure requirements on fair value measurements. As a result of the adoption of ASU No. 2018-13, the Plan primarily removed the requirement to disclose information about transfers, including amount and reason for transfers within the fair value hierarchy, and the policy for the timing of transfers between levels of the fair value hierarchy. The standard was adopted retrospectively. The adoption of this ASU did not have an impact on the Plan net assets or changes in net assets.
During 2019, the Plan adopted ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting. The guidance amends the master trust disclosure to require additional disclosures related to the Plan’s interest in the underlying investments of the Master Trust, as well as other assets and liabilities. The standard was applied retrospectively for all comparative periods presented. As a result the financial statement information as of December 31, 2018 has been restated. The adoption of the ASU did not have an impact on the net assets or changes in net assets for the Plan.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2019
EIN 35-0257090
Plan Number: 020
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participant Loans	1 - 4 1/2 year maturity
		4.25% - 6.5%	$0	$57,131,924

* Party in interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN

Date:	June 10, 2020

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasurer